

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 26, 2016

Via Email
Hua Zhong
Chief Financial Officer
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road
Central, Hong Kong

     Re: CNOOC Limited
            Form 20-F for the Fiscal Year Ended December 31, 2015
            Filed April 21, 2016
            Form 6-K filed August 24, 2016
            File No. 1-14966

Dear Mr. Zhong:

We have limited our review of your filing to the financial statements and related disclosures along with the other issues we have addressed below and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Item 4. Information on the Company, page 20

Business Overview, page 21

Proved Undeveloped Reserves (PUD), page 28

1.   We note that you have provided certain data using US dollars (e.g., the amount spent to develop proved undeveloped reserves into proved developed reserves). Revise your disclosure to provide information based on your reporting currency or tell us why your current method of presentation is appropriate.

2.   Your cumulative PUD conversion to proved developed reserves over the last three years is 40% and for the last five years is 61%. This does not appear to satisfy the requirements of the definition of Proved Undeveloped Oil and Gas Reserves (FASB ASC section 932-235-20 Glossary) which states:

"Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time." Please explain the circumstances that prevented your conformance with the five year development requirement. Address the strategies that you would adopt to promote the reasonable certainty of development of your PUD reserves within five years of booking.

Other Oil and Gas Data, page 39

Oil and Gas Properties, Wells, Operations, and Acreage, page 42

3.   We note from the disclosure in your Form 6-K dated August 24, 2016 that you wrote off certain shale oil and gas assets in North America during the period ended June 30, 2016 due to the expiration of lease contracts. Tell us about your consideration of the disclosure requirements per Item 1208(b) of Regulation S-K as it does not appear that your Form 20-F addresses the minimum remaining terms of leases and concessions.

Item 5. Operating And Financial Review and Prospects, page 58

Critical Accounting Policies, page 59

4.   Your discussion of impairment of non-financial assets other than goodwill states that your calculations of the recoverable amount of assets require the use of estimates and assumptions and that there is a reasonable possibility that the oil price assumption may change. However, your disclosure does not appear to address the material implications to your financial statements of uncertainties associated with the methods, assumptions, and estimates underlying the process through which you assess proved properties for impairment. Revise your disclosure to provide a more comprehensive discussion of your critical accounting policies and estimates that provides additional detail regarding your underlying assumptions and uncertainties. The revised disclosure should describe the key assumptions used in your impairment testing and the degree of uncertainty associated with your key assumptions. The revised disclosure should also address potential events that you reasonably expect could negatively affect your key assumptions, especially as it relates to oil fields most at risk for impairment. Refer to Item 5.D. of Form 20-F and, for further guidance, section V of SEC Release No. 33-8350

Item 8. Financial Information, page 91

Contingencies(c), page 93

5.   We note your disclosure regarding the Long Lake emulsion leak on July 15, 2015 and the January 15, 2016 explosion near the Long Lake hydrocracker unit.   We also note your July 14, 2016 press release stating that Long Lake is selling 15,000 BOPD of heavy, unprocessed crude "compared with 50,000 barrels a day this time last year" presumably of processed crude.

Given that the upgrader was disabled January, 2016 and there is no synthetic crude being produced, please explain to us, with reasonable detail, the justification for your disclosure of 815 MMBO of proved synthetic crude reserves attributed to the Long Lake Unit.

Notes to the Consolidated Financial Statements

Note 15 – Property, Plant and Equipment, page F-48

6.   Revise your disclosure to include the discount rate used in your estimates of value in use. Refer to paragraph 130 of IAS 36.

Note 33. Commitments and Contingencies, page F-69

Contingencies, page F-71

7.   Disclosure in your filing regarding the emulsion leak from a pipeline within Nexen's Long Lake operations states that the total financial impact of this incident is uncertain and that you have "not made a complete provision for the incident in the consolidated financial statements." Provide us with additional detail regarding your estimate of the amount of the obligation resulting from this incident and provide us with quantitative information. Refer to paragraphs 25-26 of IAS 37. In addition, tell us how your disclosure meets the requirements of paragraph 85 of IAS 37.

Supplementary Information on Oil and Gas

Reserve Quantity Information (continued), page F-79

8.   It appears you have disclosed significant proved reserve changes for 2015 and 2014 due to extensions and discoveries. However, FASB ASC Subparagraph 932-235-50-5(d) requires the appropriate explanation of significant changes in proved reserves due to each of extensions and discoveries. Please expand your disclosure to comply with ASC 932.

Form 6-K filed August 24, 2016

Interim Results

Note 6 – Property, Plant and Equipment, page 9

9.   We note that the impairment charge recognized during the period ended June 30, 2016 was primarily due to the revision of your estimation for the oil price forecast and the adjustment in operating plan for oil sand assets in Canada. Please tell us whether there was a significant change concerning your reported oil and gas reserve quantities as of June 30, 2016.

10.   You recognized an impairment loss of approximately RMB 2,358 million during the fiscal year ended December 31, 2015 and an impairment loss of approximately RMB 10,390 million during the six months ended June 30, 2016 related to your oil and gas properties. Tell us how the estimated future cash flows used in assessing value in use changed from December 31, 2015 to June 30, 2016. Your response should address your expectations for possible variations in the amount or timing of those future cash flows as of both dates. Also, describe the range of economic conditions you expected to exist over the remaining useful lives of your properties. Include sufficient detail that will enable us to understand the key assumptions utilized in your estimates. Refer to paragraphs 30 and 33 of IAS 36.

11.   You cite the "decline in crude oil price in near-term" as a primary cause of the impairment loss recognized during the fiscal year ended December 31, 2015 and the "revision of the estimation for the oil price forecast" as a primary cause of the impairment loss recognized during the period ended June 30, 2016. Please show us the yearly internal price forecasts used as the basis for long term commodity prices used for your value in use calculations as of December 31, 2015 and June 30, 2016. Your response should describe your basis for estimating yearly future commodity prices and explain material changes in your commodity price assumptions. Refer to paragraph 33 of IAS 36.

12.   Tell us about the process through which you estimate future cash flows for periods beyond those for which you have approved financial budgets. Your response should describe how you determined that the assumptions on which you based your projections were consistent with past actual outcomes. With your response, explain how you examined the causes of differences between past cash flow projections and actual cash flows in the impairment testing performed as of June 30, 2016. Refer to paragraphs 34 and 36 of IAS 36.

13.   As it relates to oil and natural gas properties for which an impairment loss was recognized as of June 30, 2016, tell us whether indications of impairment existed as of December 31, 2015. Address both internal and external sources of information

considered by management. Also, tell us about your estimates of the recoverable amounts of the assets for which there were indications of impairment. Refer to paragraphs 12-14 of IAS 36.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters and Ronald Winfrey, petroleum engineer, at (202) 551-3704 if you have questions regarding comments on the engineering related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources